ORRICK

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 25 2005
WASH. D.C.
213

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

November 18, 2005

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

[redacted]

05012909

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto are two press releases which have been published by the Company since our last submission of November 10, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

Vienna International Airport:
6.1% plus in passengers during October
Strong growth in transfers and cargo.

The positive development recorded during the first three quarters of 2005 continued into October, with all segments reporting solid growth.

The number of passengers rose 6.1% to a total of 1,416,937. Development in the transfer sector followed the recent trend, increasing by a strong 12.8%. Flight movements were 1.3% higher and maximum take-off weight (MTOW) showed a plus of 3.4%. The cargo segment reported above-average growth with an increase of 16.2%.

The development of passenger volume in scheduled traffic differed by region. The Near East and Middle East again recorded the highest growth with a plus of 25.4% in October, followed by the Far East with an increase of 15.9%. Traffic to Eastern Europe and North America also showed sound growth with increases of 12.8% and 13.4%, respectively.

The number of passengers handled during the first three quarters of 2005 rose 7.2% to a total of 13,487,643. Maximum take-off weight (MTOW) increased 5.5%. Flight movements grew by 3.4% and cargo volume was 9.9% higher.

	October 2005	Change in %	January to October 2005	Change in %
Passengers:	1,416,937	+6.1	13,487,643	+7.2
Transfer passengers:	515,946	+12.8	4,639,700	+6.2
Maximum take-off weight (in tonnes):	567,386	+3.4	5,498,504	+5.5
Flight movements (arrival + departure):	19,968	+1.3	194,755	+3.4
Cargo in tonnes (air cargo and trucking):	22,631	+16.2	189,060	+9.9

For additional information contact: Michael Kochwalter (Tel. 01/7007-22300)
Hans Mayer (Tel. 01/7007-23000)

25/05 .... M/MY .... 16. November 2005

Open for new horizons.

Vienna International Airport

FILE NO. 82-3907

Flughafen Wien Group
Solid traffic development supports turnover growth for the first three quarters.

Turnover recorded by the Flughafen Wien Group rose1.8% to EUR 304.9 million for the first nine months of 2005, supported by the favourable development of traffic. Income before interest and taxes (EBIT) declined 5.5% to EUR 82.1 million. Financial results improved EUR 6.3 million to EUR 7.9 million. These factors combined with a decrease in taxes led to a 10.8% rise in net profit for the period to EUR 66.8 million.

"The upward trend in traffic again served as the driver for our growth during the first three quarters", commented Herbert Kaufmann, Member and Speaker of the Management Board of Flughafen Wien AG, on the development of the company.

Consolidated Income Statement for the First Three Quarters

T€	1-9/2005	1-9/2004	Change in %
Turnover	**304,909.6**	**299,464.9**	**1.8%**
Other operating income	17,291.5	12,580.0	37.5%
Operating income	**322,201.1**	**312,044.9**	**3.3%**
Cost of materials and services	-24,111.5	-19,204.6	25.6%
Personnel expenses	-134,128.1	-123,396.8	8.7%
Depreciation and amortisation	-40,357.4	-35,522.4	13.6%
Other operating expenses	-41,518.5	-47,058.3	-11.8%
Income before interest and taxes (EBIT)	**82,085.7**	**86,862.8**	**-5.5%**
Income from investments, excl. associates at equity	30.5	500.5	-93.9%
Net financing costs	1,248.1	5,786.4	-78.4%
Other income from financing activities	5,793.5	-4,917.9	-217.8%
Financial results, excl. associates at equity	7,072.1	1,369.0	416.6%
Income from associates at equity	875.8	234.1	274.1%
Financial results	**7,947.9**	**1,603.1**	**395.8%**
Profit before tax (EBT)	**90,033.6**	**88,465.9**	**1.8%**
Taxes on income	-23,260.3	-28,214.2	-17.6%
Net profit for the period	**66,773.3**	**60,251.7**	**10.8%**
Thereof minority interests	358.9	142.5	151.8%
Thereof parent company	**66,414.3**	**60,109.2**	**10.5%**
Earnings per share (in €)	3.16	2.86	10.5%

The Development of Traffic
The upward trend that took hold in the European air traffic branch during the previous year continued throughout the first nine months of 2005. In spite of slight economic weakness, growth was recorded both in the number of passengers and cargo volume. According to information provided by Airport Council International, the European airports recorded an average plus of 5.2% in the number of passengers from January to September 2005.

Vienna International Airport handled 12,070,706 passengers during the first three quarters of 2005, for an increase of 7.3% or roughly 825,000 over the comparable period of the previous year and another phase of growth above the European average. This solid development was supported by a wide range of factors, including the benefits provided by the strong market position of Vienna International Airport in travel to Eastern Europe (passenger volume +10.0%). In addition, Vienna was able to record a plus of 34.2% in the number of passengers travelling to the Near East and Middle East and substantial growth in destinations throughout the Far East (+8.9%) and USA (+8.1%).

The low-cost carriers again served as the major driver for passenger volume. They registered an increase of 25.5% for the first nine months of 2005 and increased their share of total passengers at Vienna International Airport to 12.3% (1-9 2004: 10.5%).
The number of transfer passengers rose by 5.5% to roughly 4.1 million, and now represent more than one-third of all passengers in Vienna. Maximum take-off weight (MTOW) totalled 4.9 million tonnes for the first nine months of 2005, which is 5.7% higher than the comparable period of the previous year. During this period, cargo volume (air cargo and trucking) rose by 9.1% to 166,429 tonnes. A total of 174,787 flight movements were registered during the first three quarters, for a plus of 3.7%.

Turnover
Turnover recorded by the Flughafen Wien Group rose by 1.8% to EUR 304.9 million during the first nine months of 2005. However, the three segments of business showed different development. The Airport Segment reported a 1.7% decrease in turnover to € 142.3 million in spite of growth in the number of passengers. This decline was caused by price and incentive programmes that were introduced to safeguard the competitive position of Vienna International Airport.

Turnover in the Handling Segment increased 5.5% to EUR 97.4 million during the first nine months of 2005, based on a nearly constant market share of 90.7%. Handling activities rose by 3.4% and cargo volume grew by 9.1%.

The Non-Aviation Segment reported a plus of 4.6% in turnover to EUR 65.0 million. Higher revenues were recorded from parking (+15.9%), shopping and gastronomy (+8.4%) and energy supply and waste disposal (+23.6%). In contrast, revenues from security control services fell 14.8%.

Earnings
The Third Quarter of 2005
Income before interest and taxes (EBIT) decreased 4.2% from the comparable period of 2004 to equal EUR 31.1 million for the third quarter of 2005. This decline was triggered by an increase in personnel expenses as a result of expansion and growth as well as higher costs for materials, services, amortisation and depreciation. Financial results improved to EUR 6.8 million, above all due to the write-up of a loan granted by 198.1%. Taxes on income declined by 10.9% and resulted in profit after minority interest of EUR 27.3 million for the third quarter, which represents a plus of 18.6%.

The First Nine Months of 2005
Income before interest and taxes (EBIT) for the first nine months of the 2005 Business Year fell 5.5% to EUR 82.1 million. Operating income rose by 3.3% to EUR 322.2 million, which resulted in an EBIT margin of 25.5% – or 2.4 percentage points less than in the comparable period of 2004. The EBITDA margin declined 1.2 percentage points to 38.0%.

Financial results improved by EUR 6.3 million to EUR 7.9 million. The high level of capital expenditure reduced the volume of funds available for investment, which led to a decline of EUR 4.5 million in net interest income to EUR 1.2 million. The EUR 10.7 million rise in other income from financing activities is related primarily to the reversal of the revaluation reserve in 2004 after the sale of funds and to the write-up of a loan granted during the third quarter of 2005.

Profit before tax (EBT) rose by 1.8% to EUR 90.0 million. A reduction in the Austrian corporate tax rate from 34 to 25% as of 1 January 2005 supported a 17.6% decrease in taxes on income to EUR 23.3 million, in spite of an increase in profit before tax and subsequent tax payments resulting from an audit. Profit for the period rose by 10.8% to EUR 66.8 million, whereby EUR 0.4 million of this amount is assigned to minority interests and EUR 66.4 million to the parent company.

Asset and Capital Structure
The balance sheet total increased 9.9% over 31 December 2004 to equal EUR 1,047.0 million as of 30 September 2005. Non-current assets rose 20.5% to EUR 958.5 million due to the high level of capital expenditure. Additions to tangible and intangible assets increased 88.7% over the comparable prior year period to equal EUR 192.3 million for the first three quarters of 2005, and exceeded depreciation and amortisation of EUR 40.4 million by a substantial amount.
Current assets fell 43.5% below the level on 31 December 2004 to EUR 88.5 million as of 30 September 2005. Cash and cash equivalents decreased EUR 68.7 million to EUR 39.3 million because of higher capital expenditure and payment of the dividend for the 2004 Business Year.

Equity totalled EUR 657.6 million as of 30 September 2005, which represents an increase of 4.2% over the year-end value for 2004. This increase was supported by profit of EUR 66.8 million recorded for the first nine months of 2005 less payment of the EUR 42.0 million dividend for 2004. The equity ratio equalled 62.8%, compared to 66.3% at year-end 2004.

Non-current liabilities rose by 2.6% to EUR 103.5 million. Current liabilities grew 29.7% to EUR 286.0 million following an increase of EUR 88.8 million in borrowings. This outside financing was required because cash flow from operating activities was unable to completely cover capital expenditure and the dividend payment.
Current provisions, including current tax provisions, decreased by EUR 38.7 million and trade payables rose by EUR 18.3 million.

Corporate Spending
The largest investments made during the first nine months of 2005 include the construction of the Air Cargo Center (EUR 34.5 mill.) and Handling Center West (EUR 19.2 mill.) with a related collector system (EUR 3.0 mill.), the air traffic control tower (EUR 9.5 mill.), VIP and General Aviation Center (EUR 13.0 mill.), expansion of the existing baggage handling facility (EUR 4.9 mill.) and north-east apron (EUR 10.9 mill.). Other projects include services for the Skylink project (EUR 12.9 mill.), an addition to Car Park 3 (EUR 6.8 mill.), construction of Car

Vienna International Airport

Parks 6 (east) and 8 (west) (EUR 11.5 mill.) and the construction of a temporary check-in hall (EUR 5.1 mill.).

Outlook

The positive development of traffic continued into October 2005. The number of passengers increased 6.1%, flight movements rose by 1.3% and maximum take-off weight showed a plus of 3.4%. A number of airlines – including China Airlines, Maersk Air, Eurocypria Airlines and Cirrus Airlines – added Vienna to their flight schedules during the first three quarters of 2005. Moreover, the number of destinations increased from 152 in the previous year to 173 at the end of September 2005.

In addition to the operating challenges posed by the growth in traffic and current infrastructure limitations and the need to create temporary capacity, the many construction projects at the airport form the focal point of investments to safeguard the future success of the Flughafen Wien Group. For example, design work for the realisation of the second phase of the Office Park has been largely concluded, and construction of the north-east infrastructure building, Air Cargo Center, north-east equipment storage facility, VIP and General Aviation Center and Car Park 8 is well underway. The single most important project over the long-term is the construction of the new VIE-Skylink Terminal – after several years of planning, the lead construction company has been selected and further tenders are currently in progress.

Participation in the tender for privatisation of the two Slovakian airports, Bratislava und Košice, as part of the "Airport TwoOne" consortium (Flughafen Wien AG, Raiffeisen Zentralbank Österreich AG and Penta Investment Limited) is of particular strategic importance. We are convinced that the planned close cooperation will provide an optimal basis for all parties to develop the enormous growth potential inherent in the Vienna-Lower Austria-Bratislava region. We expect a decision on this project towards the end of 2005.

For additional information contact: Michael Kochwalter (Tel. 01/7007-22300)
Hans Mayer (Tel. 01/7007-23000)

26/05 .... M/MY .... 17. November 2005